CONSENT OF QUALIFIED PERSON FOR RELEASE OF INFORMATION

Ferdinand Holcapek, P. Eng. Geology
Circuito Las Brisas 439
Fracc. Los Remedios
C.P. 34100 Durango, DGO
México
52 (618) 812-57-66
HolcMex@aol.com

TO: the British Columbia and Alberta Securities Commissions and the TSX Venture Exchange.

I, **Ferdinand Holcapek, P. Eng. Geology,** do hereby consent to the filing of the written disclosure of the technical report titled **"Evaluation Report, Dos Hornos And Veta Tomas, Gold Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21°21' 35" North Longitude: 104°46' 53" West, Dated January 30th, 2008"** (the "Technical Report"), and any extracts from, or summary of the Technical Report in press releases filed by Cream Minerals Ltd., dated Feb. 12, 2008 and to the filing of the Technical Report with the securities regulatory authorities and stock exchanges referred to above.

I, also certify that I have read the press release filed by Cream Minerals Ltd. dated Feb. 4, 2008 and that it fairly and accurately represents the information in the Technical Report that supports the Company's aforementioned disclosure.

Dated 12th Day of February 2008

SIGNED & SEALED

F. Holcapek, P. Eng.
License # 104730